Exhibit 28(a)
INDEPENDENT AUDITORS' REPORT

To Atlantic City Electric Company:

We have audited the accompanying consolidated balance sheets of Atlantic City Electric Company and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in common shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Atlantic City Electric Company and subsidiary at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

February 9, 1995
Parsippany, New Jersey
REPORT OF MANAGEMENT

The management of Atlantic City Electric Company and subsidiary (the Company) is responsible for the preparation of the financial statements presented in this Annual Report on Form 10-K. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management made informed judgments and estimates, as necessary, relating to events and transactions reported. Management is also responsible for the preparation of other financial information included elsewhere in this Annual Report.

Management has established a system of internal accounting and financial controls and procedures designed to provide reasonable assurance as to the integrity and reliability of financial reporting. In any system of financial reporting controls, inherent limitations exist. Management continually examines the effectiveness and efficiency of this system, and actions are taken when opportunities for improvement are identified. Management believes that, as of December 31, 1994, the system of internal accounting and financial controls over financial reporting is effective. Management also recognizes its responsibility for fostering a strong ethical climate in which the Company's affairs are conducted according to the highest standards of corporate conduct. This responsibility is characterized and reflected in the Company's code of ethics and business conduct policy.

The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants. Deloitte & Touche LLP provides an objective, independent audits as to management's discharge of its responsibilities insofar as they relate to the fairness of the financial statements. Their audits are based on procedures believed by them to provide reasonable assurance that the financial statements are free of material misstatement.

The Company's internal auditing function conducts audits and appraisals of the Company's operations. It evaluates the system of internal accounting, financial and operational controls and compliance with established procedures. Both the external auditors and the internal auditors periodically make recommendations concerning the Company's internal control structure, and management responds to such recommendations as appropriate in the circumstances. None of the recommendations made for the year ended December 31, 1994 represented significant deficiencies in the design or operation of the Company's internal control structure.

The Audit Committee of the Board of Directors of Atlantic Energy, Inc., the parent of the Company, has oversight responsibility for the ongoing examination of the Company's internal control structure and determining that the Company's management has fulfilled its obligation in the preparation of financial statements. The Committee, comprised exclusively of independent directors, discussed with the Company's internal auditors and Deloitte & Touche LLP the overall scope and specific plans for their respective activities concerning the Company.
The
Committee meets regularly with the internal auditors and Deloitte & Touche LLP, without management present, to discuss the results of the Company's financial reporting. The meetings are designed to facilitate any private communication with the Committee desired by the internal auditors or Deloitte & Touche LLP. No significant actions by the Committee were required during the year ended December 31, 1994 as a result of any private communications conducted.



/s/ J. L. Jacobs                  /s/ F. F. Frankowski
    J. L. Jacobs                      F. F. Frankowski
    President and                     Controller - Vice President
    Chief Executive Officer





February 9, 1995

CONSOLIDATED STATEMENT OF INCOME    Atlantic City Electric Company
                                    and Subsidiary
(Thousands of Dollars)
                                             For the Years Ended December 31,
                                             1994          1993        1992

Operating Revenues-Electric                $913,226      $865,799    $816,931

Operating Expenses:
Energy                                      210,891       159,438     161,134
Purchased Capacity                          130,929       110,781     103,173
Operations                                  157,047       162,840     149,604
Maintenance                                  37,662        45,452      49,926
Depreciation and Amortization                73,344        67,950      69,371
State Excise Taxes                           97,072       104,280      97,969
Federal Income Taxes                         42,529        45,277      37,143
Other Taxes                                  10,757        10,854      12,113
Total Operating Expenses                    760,231       706,872     680,433

Operating Income                            152,995       158,927     136,498

Other Income and Expense:
Allowance for Equity Funds
 Used During Construction                     3,634         2,368       2,212
Employee Separation Costs,
 net of tax of $9,265                       (17,335)         -           -
Litigation Settlement, net of tax of:
1993 - $(1,321); 1992 - $(4,982)               -           (2,564)      9,671
Other-Net                                     9,568         9,865      13,613
Total Other Income and Expense               (4,133)        9,669      25,496

Income Before Interest Charges              148,862       168,596     161,994

Interest Charges:
Interest on Long Term Debt                   57,346        59,385      53,284
Other Interest Expense                        1,114         1,633       2,678
Total Interest Charges                       58,460        61,018      55,962
Allowance for Borrowed Funds Used During
 Construction                                (2,772)       (1,448)     (1,414)
Net Interest Charges                         55,688        59,570      54,548

Net Income                                 $ 93,174      $109,026    $107,446


Earnings for Common Stock:
Net Income                                 $ 93,174      $109,026    $107,446
Less Preferred Stock Dividend Requirements   16,716        17,405      17,812
Income Available for Common Stock          $ 76,458      $ 91,621    $ 89,634


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS   Atlantic City Electric Company
                                       and Subsidiary
(Thousands of Dollars)

                                              For the Years Ended December 31,
                                              1994         1993         1992
Cash Flows Of Operating Activities:
Net Income                                $  93,174    $ 109,026    $ 107,446
Deferred Purchased Power Costs               14,920       (6,050)      13,410
Deferred Energy Costs                        (3,819)     (15,269)      (6,143)
Depreciation and Amortization                73,344       67,950       69,371
Deferred Income Taxes-Net                     6,116       16,213       13,531
Prepaid State Excise Taxes                  (37,029)     (35,982)         540
Net (Increase) Decrease in Other Working
 Capital                                    (26,012)      30,762        8,661
Employee Separation Costs                    26,600         -            -
Other-Net                                     1,403        7,559        6,450
Net Cash Provided by Operating Activities   148,697      174,209      213,266

Cash Flows Of Investing Activities:
Utility Cash Construction Expenditures     (119,961)    (138,111)    (130,700)
Leased Property                             (10,713)      (9,946)      (9,565)
Nuclear Decommissioning Trust Fund Deposits  (6,424)      (6,424)      (6,424)
Utility Plant Removal Costs                  (8,000)      (1,943)      (4,936)
Other-Net                                     7,223       (3,824)      (1,527)
Net Cash Used by Investing Activities      (137,875)    (160,248)    (153,152)

Cash Flows Of Financing Activities:
Proceeds from Long Term Debt                 53,572      464,633       59,655
Retirement and Maturity of Long Term Debt   (42,664)    (360,414)     (10,350)
Increase (Decrease) in Short Term Debt        8,600      (14,600)      (6,000)
Proceeds from Capital Lease Obligations      10,713        9,946        9,565
Preferred Stock Redemption                  (24,500)      (5,469)        (250)
Dividends                                  (100,198)     (98,752)     (96,148)
Capital Contributions                        25,270       20,991       14,605
Other-Net                                     1,601       (1,362)      (2,822)
Net Cash (Used) Provided by
 Financing Activities                       (67,606)      14,973      (31,745)


Net (Decrease) Increase in Cash and Temporary
 Investments                                (56,784)      28,934       28,369
Cash and Temporary Investments,
 beginning of year                           60,243       31,309        2,940
Cash and Temporary Investments,
 end of year                              $   3,459    $  60,243    $  31,309


Supplemental Schedule of Payments:
  Interest                                $  61,035    $  51,331    $  53,593
  Federal income taxes                    $  32,254    $  25,809    $  36,399



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
CONSOLIDATED BALANCE SHEET
 Atlantic City Electric Company
                                            and Subsidiary
(Thousands of Dollars)
                                                        December 31,
                                                     1994          1993
Assets
Electric Utility Plant:
In Service:
  Production                                     $1,151,661    $1,054,217
  Transmission                                      357,389       338,584
  Distribution                                      659,619       627,649
  General                                           180,204       173,206
Total In Service                                  2,348,873     2,193,656
Less Accumulated Depreciation                       725,999       668,832
Net                                               1,622,874     1,524,824
Construction Work in Progress                       110,078       156,590
Land Held for Future Use                              6,941         6,901
Leased Property-Net                                  42,030        45,268
Electric Utility Plant-Net                        1,781,923     1,733,583

Investments and Nonutility Property:
Nuclear Decommissioning Trust Fund                   52,004        43,163
Nonutility Property and Equipment-Net                 1,286         1,286
Other Investments and Funds                           1,853            11
Total Investments and Nonutility Property            55,143        44,460

Current Assets:
Cash and Temporary Investments                        3,459        60,243
Accounts Receivable:
  Utility Service                                    54,554        51,502
  Miscellaneous                                      15,804        10,940
  Allowance for Doubtful Accounts                    (3,300)       (3,000)
Unbilled Revenues                                    32,070        39,309
Fuel (at average cost)                               28,030        14,635
Materials and Supplies (at average cost)             27,823        28,230
Working Funds                                        14,475        14,313
Other Prepayments                                    11,760        15,582
Deferred Energy Costs                                10,999         7,180
Deferred Income Taxes                                12,141         2,945
Total Current Assets                                207,815       241,879

Deferred Debits:
Unrecovered Purchased Power Costs                   115,538       130,458
Recoverable Future Federal Income Taxes              85,854        85,855
Unrecovered State Excise Taxes                       73,834        33,706
Unamortized Debt Costs                               38,083        39,185
Other Regulatory Assets                              47,055        41,705
Other                                                16,071        12,753
Total Deferred Debits                               376,435       343,662

Total Assets                                     $2,421,316    $2,363,584

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

  Atlantic City Electric
Company
                                      and Subsidiary
(Thousands of Dollars)
                                                        December 31,
                                                     1994           1993


Liabilities and Capitalization
Capitalization:
Common Shareholder's Equity:
Common Stock                                    $   54,963     $   54,963
Premium on Capital Stock                           231,081        231,081
Contributed Capital                                262,749        237,479
Capital Stock Expense                               (2,300)        (2,470)
Retained Earnings                                  249,767        256,961
Total Common Shareholders' Equity                  796,260        778,014
Preferred Stock:
  Not Subject to Mandatory Redemption               40,000         40,000
  Subject to Mandatory Redemption                  149,250        173,750
Long Term Debt                                     763,288        751,101
Total Capitalization (excluding current portion) 1,748,798      1,742,865

Current Liabilities:
Preferred Stock Redemption Requirement              12,250         12,250
Capital Lease Obligations                              928            861
Short Term Debt                                      8,600           -
Accounts Payable                                    65,632         63,819
Federal Income Taxes Payable - Affiliate             9,537         10,339
Other Taxes Accrued                                  3,490          6,873
Interest Accrued                                    19,048         22,038
Dividends Declared                                  24,681         24,910
Other                                               18,206         24,226
Accrued Employee Separation Costs                   26,600           -
Total Current Liabilities                          188,972        165,316

Deferred Credits and Other Liabilities:
Deferred Income Taxes                              350,697        332,852
Deferred Investment Tax Credits                     51,646         54,180
Capital Lease Obligations                           41,102         44,407
Other                                               40,101         23,964
Total Deferred Credits and Other Liabilities       483,546        455,403

Commitments and Contingencies (Note 9)


Total Liabilities and Capitalization            $2,421,316     $2,363,584

CONSOLIDATED STATEMENT OF CHANGES IN   Atlantic City Electric Company
COMMON SHAREHOLDER'S EQUITY            and Subsidiary

(Thousands of Dollars)
                                   Premium on               Capital
                          Common    Capital    Contributed   Stock   Retained
                           Stock     Stock       Capital    Expense  Earnings

Balance,
 December 31, 1991        $54,963  $231,081     $201,883    $(2,502) $235,591
Net income                                                            107,446
Capital stock expense                                             6        (6)
Capital contribution
 from parent                                      14,605
Less dividends declared:
  Preferred                                                           (17,812)
  Common                                                              (78,336)
Balance,
 December 31, 1992         54,963   231,081      216,488     (2,496)  246,883
Net income                                                            109,026
Capital stock expense                                            26      (196)
Capital contribution
 from parent                                      20,991
Less dividends declared:
  Preferred                                                           (17,405)
  Common                                                              (81,347)
Balance,
 December 31, 1993         54,963   231,081      237,479     (2,470)  256,961
Net income                                                             93,174
Capital stock expense                                           170      (170)
Capital contribution from
 parent                                           25,270
Less dividends declared:
  Preferred                                                           (16,716)
  Common                                                              (83,482)
Balance,
 December 31, 1994        $54,963  $231,081     $262,749    $(2,300) $249,767



As of December 31, 1993, the Company had 25 million authorized shares of Common Stock at $3 par value. Shares outstanding at December 31, 1993, 1992 and 1991 were 18,320,937.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Note 1. SIGNIFICANT ACCOUNTING POLICIES

Organization - Atlantic City Electric Company (the Company) is a wholly-owned subsidiary of Atlantic Energy, Inc. (AEI).
Deepwater Operating Company, which operates certain generating facilities owned by the Company, is a wholly-owned subsidiary of the Company. The Company is a public utility primarily engaged in the generation, transmission, distribution and sale of electric energy. Rates for service are regulated by the New Jersey Board of Public Utilities (BPU), formerly the New Jersey Board of Regulatory Commissioners. The Company's service territory encompasses approximately 2,700 square miles within the southern one-third of New Jersey. The majority of the Company's customers are residential and commercial.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Regulation - The accounting policies and rates of the Company are subject to the regulations of the BPU and in certain respects to the Federal Energy Regulatory Commission (FERC). The Company follows generally accepted accounting principles (GAAP) and financial reporting requirements employed by all industries as specified by the Financial Accounting Standards Board (FASB) and the Securities and Exchange Commission (SEC). However, accounting for rate regulated industries may depart from GAAP applied by other industries as permitted by Statement of Financial Accounting Standards No. 71 (SFAS No. 71). SFAS No. 71 provides guidance on circumstances where the economic effect of a regulator's decision warrants different applications of GAAP as a result of the rate making process. In setting rates, a regulator may provide recovery of an incurred cost in a year or years other than the year the cost is incurred. As permitted by SFAS No. 71, costs ordered by a regulator to be deferred or capitalized for future recovery are recorded as a regulatory asset because the regulator's rate action provides reasonable assurance of future economic benefits attributable to these costs. In a non-rate regulated industry, such costs may be charged to expense in the year incurred. SFAS No. 71 further specifies that a regulatory liability is recorded when a regulator orders a refund to customers of revenues previously collected, or when existing rates provide for recovery of future costs not yet incurred.
Such treatment is not afforded to non-rate regulated companies. When collection of regulatory assets or relief of regulatory liabilities is no longer probable, the assets and liabilities are applied to income in the year that the probability assessment is made. Specific regulatory assets and liabilities that have been recorded are discussed elsewhere in the notes to the consolidated financial statements.

Electric Operating Revenues - Revenues are recognized when electric energy services are rendered, and include estimates for amounts unbilled at the end of the period for energy used subsequent to the last billing cycle.

Nuclear Fuel - Fuel costs associated with the Company's participation in jointly-owned nuclear generating stations, including spent nuclear fuel disposal costs, are charged to Energy expense based on the units of thermal energy produced.

Electric Utility Plant - Property is stated at original cost. Generally, the plant is subject to a first mortgage lien. The cost of property additions, including replacement of units of property and betterments, is capitalized. Included in certain property additions is an Allowance for Funds Used During Construction (AFDC), which is defined in the applicable regulatory system of accounts as the cost during the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used. AFDC has been calculated using a semi-annually compounded rate of 8.25%, as approved by the BPU, since
August 1, 1993. The AFDC rate was 8.95%, as approved by the BPU, prior to this date.

Depreciation - The Company provides for straight-line depreciation based on the estimated remaining life of transmission and distribution property, remaining life of the related nuclear plant operating license for nuclear property and estimated average service life for all other depreciable property. The overall composite rate of depreciation was approximately 3.3% in 1994 and 1993 and 3.5% in 1992. Accumulated depreciation is charged with the cost of depreciable property retired together with removal costs less salvage and other recoveries.

Nuclear Decommissioning Trust - The Company has a trust to fund the future costs of decommissioning each of the five nuclear units in which it has an ownership interest. The current annual funding amount, as authorized by the BPU, totals $6.4 million and is provided for in rates charged to customers. The funding amount is based on estimates of the future cost of decommissioning each of the units, dates that decommissioning activities are expected to occur and return to be earned by the assets of the fund. The present value of the Company's nuclear decommissioning obligation, based on 1987 site specific studies used by the BPU for approval in 1991 and restated in 1994 dollars, is $152.2 million. The BPU has further established that decommissioning activities are expected to begin in 2006 and continue through 2032. Actual costs and timing of decommissioning activities may vary from the current estimates. The Company will seek to adjust these estimates and the level of rates collected from customers in future BPU proceedings to reflect changes in decommissioning cost estimates and the expected levels of inflation and interest to be earned by the assets in the trust. As of December 31, 1994, the present value of such contributions based on estimates for future decommissioning costs and the dates such activities are expected to occur is $111.4 million, without earnings on or appreciation of the fund assets. As of December 31, 1994, the cost and market value of the trust were $52 million. Trust contributions of the related $36.9 million qualify for Federal income tax purposes. The related reserve for decommissioning costs are presented as a component of accumulated depreciation and amount to $51.1 million at December 31, 1994 and $42.2 million at December 31, 1993.

The SEC has questioned certain accounting practices employed by the electric utility industry concerning decommissioning costs for nuclear generating facilities. The FASB is currently reviewing this issue within the broad context of removal costs relative to all industries. At this time, the Company cannot predict what future accounting practices may be required by the FASB and SEC concerning this issue, nor the impact on the financial statements that any new accounting practices may have.

Deferred Energy Costs - As approved by the BPU, the Company has a Levelized Energy Clause (LEC) through which energy and energy-related costs (energy) are charged to customers. LEC rates are based on projected energy costs and prior period underrecoveries or overrecoveries of energy costs. Energy costs are recovered through levelized rates over the period of projection, which is generally a 12-month period. In any period, the actual amount of LEC revenues recovered from customers may be greater or less than the recoverable amount of actual energy costs incurred in that period. Energy expense is adjusted to match the associated LEC revenues. Any underrecovery (an asset representing energy costs incurred that are to be collected from customers) or overrecovery (a liability representing previously collected energy costs to be returned to customers) of costs is deferred on the Consolidated Balance Sheet as Deferred Energy Costs. These deferrals are recognized in the Consolidated Statement of Income as Energy expense during the period in which they are subsequently included in the LEC.

Income Taxes - Effective January 1, 1993, deferred Federal and state income taxes are provided on all significant temporary differences between book bases and tax bases of assets and liabilities, transactions that reflect taxable income in a year different than book income, and tax carryforwards. Deferred Federal and state income taxes for 1992 were provided on all significant current transactions for which the timing of recognition differs for book and tax purposes. Investment tax credits, which are used to reduce current Federal income taxes, are deferred on the Consolidated Balance Sheet and recognized in book income over the life of the related property. The Company files a consolidated Federal income tax return with AEI. An agreement with AEI provides for allocation to the Company of the tax liabilities or benefits generated by the Company based on the separate return method. Such tax liabilities and benefits are periodically settled on a cash basis.

Unrecovered Purchased Power Costs - The Company has an arrangement that commenced in 1983 to purchase capacity and related energy through September 30, 2000. Levelized base rates over the term of the arrangement were approved by the BPU to recover costs estimated at commencement to be incurred. During the first half of the term, estimated costs that exceeded levelized revenues were deferred on the Consolidated Balance Sheet as Unrecovered Purchased Power Costs. Since then, levelized revenues have been greater than the estimated costs, permitting the deferred costs to be charged to Purchased Capacity expense on the Consolidated Statement of Income. The BPU granted a return on the unrecovered deferred balance throughout the term of the arrangement. The unrecovered deferred balance at December 31, 1994 and 1993 were $95.9 million and $110.5 million, respectively. Also included within Unrecovered Purchased Power Costs are costs incurred in renegotiating a contract with an independent power producer. These costs are amortized to expense over the BPU-approved recovery period of 20 years beginning in 1994. The unrecovered balances were $19.6 million and $20 million at December 31, 1994 and 1993, respectively.

Related Party Transactions - The Company has a contract for a total of 106 MWS of capacity and related energy from a cogeneration facility that is owned 50% by a wholly-owned subsidiary of AEI. Capacity costs totaled $23.0 million in 1994 and 1993 and $18.4 million in 1992 and energy costs totaled $13.4 million, $13.2 million and $8.7 million in 1994, 1993 and 1992, respectively. The Company also rents office space from and sells electricity to another wholly-owned subsidiary of AEI. The rents paid and the electric sales recorded are not significant to the Consolidated Statement of Income. The amounts receivable and payable to such affiliates were not significant at December 31, 1994 and 1993.

Regulatory Assets and Liabilities - Costs incurred by the Company that have been permitted by the BPU to be deferred for recovery in rates in more than one year, or for which future recovery is probable, have been recorded as regulatory assets. Regulatory assets are amortized to expense over the period of recovery. Total regulatory assets on the Consolidated Balance Sheet at December 31, 1994 and 1993 were $365.5 million and $332.1 million, respectively. Unamortized costs currently being recovered in rates at December 31, 1994 and 1993, respectively, and remaining recovery periods at December 31, 1994 are:
Unrecovered State Excise Taxes of $73.8 million and $33.7 million, with a remaining recovery period of eight years; decommissioning and decontaminating Federally-owned nuclear units of $7.2 million and $8.4 million, with a remaining recovery period of 14 years; and asbestos removal of $9.6 million and $9.9 million for which the recovery period is over the remaining depreciable life of the related generating station of 36 years. Property Abandonment Costs at their net present value of $5 million and $6.3 million at December 31, 1994 and 1993, respectively, are being recovered through rates with no return on the unamortized balances of $6.5 million and $8.5 million, respectively. Such costs were written down to their net present values at the date of abandonment with subsequent accretions of the unamortized balances over the recovery period. These costs have a recovery period between two and seven years. Also included in Other Regulatory Assets are amounts for which future recovery is probable of $9.4 million and $9.1 million at December 31, 1994 and 1993, respectively. Costs associated with debt reacquired by refundings, included in Unamortized Debt Costs, are amortized over the life of the newly issued debt as permitted by the BPU in accordance with FERC guidelines. The unamortized balances of these costs were $32.2 million and $33.2 million at December 31, 1994 and 1993, respectively. Recovery of regulatory assets for Unrecovered Purchased Power Costs (Note 1), Deferred Energy Costs (Note 1), Recoverable Future Federal Income Taxes (Note 2) and Postretirement Benefits Other Than Pensions (Note 4) are separately discussed in the Notes to Consolidated Financial Statements where indicated. No regulatory liabilities existed at December 31, 1994 and 1993.

Financial Instruments - A number of items within Current Assets and Current Liabilities on the Consolidated Balance Sheet are considered to be financial instruments because they are cash or are to be settled in cash. Due to their short term nature, the carrying values of these items approximate their fair market values. Accounts Receivable - Utility Service and Unbilled Revenues are subject to concentration of credit risk because they pertain to utility service conducted within a confined geographic region.

Other - Debt premium, discount and expenses of the Company are amortized over the life of the related debt. Temporary investments considered as cash equivalents for Consolidated Statement of Cash Flows purposes represent purchases of highly liquid debt instruments maturing in three months or less. The weighted daily average interest rates on short term debt was 4.4% for 1994 and 3.2% for 1993.

Certain prior year amounts have been reclassified to conform to the current year reporting of these items.
NOTE 2.  FEDERAL INCOME TAXES

                                              For the Years Ended December 31,
(000)                                          1994         1993        1992

The components of Federal income tax expense are as follows:
Current                                     $ 30,013     $ 29,679    $ 33,660
Deferred                                       6,116       16,214      13,531
Total Federal Income Tax Expense              36,129       45,893      47,191
Less Amounts Included in Other Income         (6,400)         616      10,048
Federal Income Taxes Included in
 Operating Expenses                         $ 42,529     $ 45,277    $ 37,143

A reconciliation of the expected Federal income taxes compared to the reported Federal income tax expense computed by applying the statutory rate follows:

Statutory Federal Income Tax Rate               35%          35%         34%
Income Tax Computed at the Statutory Rate   $ 45,256     $ 54,221    $ 52,577
Plant Basis Differences                          (27)      (5,171)      2,022
Investment Tax Credits                        (2,534)      (2,534)     (2,534)
Tax Adjustments                               (4,874)        (750)     (3,757)
Other-Net                                     (1,692)         127      (1,117)
Total Federal Income Tax Expense            $ 36,129     $ 45,893    $ 47,191

Effective Federal Income Tax Rate               28%          30%         31%
Items comprising deferred tax amounts are as follows at December 31, 1994 and 1993:
                                                         1994         1993
Deferred Tax Liabilities:
Plant Basis Differences                               $304,476     $295,445
Unrecovered Purchased Power Costs                       33,557       38,792
State Excise Taxes                                      25,842       11,797
Other                                                   22,573       21,057
  Total Deferred Tax Liabilities                       386,448      367,091
Deferred Tax Assets:
Deferred Investment Tax Credits                         27,879       29,247
Employee Separation Costs                                6,932         -
Other                                                   13,081        7,938
  Total Deferred Tax Assets                             47,892       37,185
Total Deferred Taxes-Net                              $338,556     $329,906



The deferred tax costs associated with additional deferred tax liabilities resulting from a change in accounting standards regarding deferred taxes effective in 1993 are recorded on the Consolidated Balance Sheet as Recoverable Future Federal Income Taxes. Such recognition is given in respect of the probable amount of revenue to be collected from ratepayers for these additional taxes to be paid in future years.

NOTE 3:  RATE MATTERS

Energy Clause Proceedings
              Changes in Levelized Energy Clause Rates
                            1992 - 1994

                    Amount          Amount
    Date          Requested        Granted         Date
    Filed         (millions)      (millions)    Effective

    2/92            $(6.6)          $(8.5)        10/92
    3/93             14.2            10.9         10/93
    2/94             63.0            55.0          7/94


The Company's Levelized Energy Clause (LEC) is subject to annual review by the BPU.

In February 1992, the Company filed a petition with the BPU for the LEC period June 1, 1992 through May 31, 1993 requesting no change in LEC rates. In April 1992, the Company filed a revision to their petition requesting a $6.6 million decrease in LEC rates based on an update for the projected overrecovery of prior LEC costs and an amount allocated to customers from the litigation settlement with PECO Energy (PECO) related to the Peach Bottom Atomic Power Station. In October 1992, the BPU approved a reduction in annual LEC revenues of $8.5 million which included the recovery of $10.4 million over a three-year period of certain deferred costs relating to the Salem Nuclear Generating Station. The PECO settlement allocation was subject to review by the BPU in the Company's 1993 LEC proceeding.

In March 1993, the Company filed a petition with the BPU requesting a $14.2 million increase in LEC revenues for the June 1, 1993 through May 31, 1994 LEC period. Effective for service rendered on and after October 1, 1993, the BPU approved an increase of $10.9 million which included the following: 1) an additional $3.8 million of the PECO settlement together with accrued interest to be returned to customers during the 1994-1995 LEC period; 2) recovery of $400 thousand for the annual assessment for the Department of Energy (DOE) decommissioning and decontamination fund; 3) full LEC recovery of all future assessments for the DOE decommissioning and decontamination fund and 4) recognition of the $48 thousand penalty for 1992 nuclear operations as required by the Nuclear Performance Standard. The additional allocation of the PECO settlement was provided for in the 1993 financial results and the reimbursement was made through the 1994 LEC.

On February 8, 1994, the Company filed a petition with the BPU requesting an increase in LEC revenues of $63 million for the period June 1, 1994 through May 31, 1995. The increase was due primarily to the additional costs incurred from two new independent power producers (IPPs) scheduled to begin commercial operation during the 1994/1995 LEC period. The total projected costs for fuel and capacity for the LEC period were $147 million. The Company reduced the requested amount by $84 million as a result of the utilization of $56 million of current base rate revenues associated with a utility power purchase contract expiring in May 1994 and the Southern New Jersey Economic Initiative (SNJEI), a Company initiative that forgoes the recovery of $28 million of fuel costs. Included in the Company's request was the recovery over five years of $20 million paid by the Company in December 1993 in connection with contract renegotiations with an IPP. Effective July 26, 1994, the BPU approved a provisional increase of $55 million based on an adjustment to actual costs for fuel and capacity. On November 30, 1994, the BPU rendered its decision on the Company's LEC request approving the continuation of provisional LEC rates, the recovery of the $20 million in renegotiation costs and the reduction for the $28 million SNJEI.

Base Rate Case Proceedings

Effective October 1992, the BPU authorized a net increase in annual base rate revenues of $12.9 million. In March 1994, in response to an appeal filed by the Ratepayer Advocate in December 1992, the Superior Court of New Jersey, Appellate Division, affirmed the BPU's decision to allow an increase in base rates relating to changes in the state excise tax.

Other Rate Proceedings

In November 1993, the Company filed a petition with the BPU requesting that hotel-casino customers be permitted to take service under rate schedules offered to all other commercial and industrial customers. On June 23, 1994, the BPU approved the request with a provision that the Company not seek recovery of lost revenues resulting from the hotel-casinos being permitted to shift to other rate schedules prior to the Company's next base rate case. The BPU also allowed for a one-time adjustment to be billed to hotel-casino customers for the associated underrecovery in the Company's fuel clause. Prior to BPU approval, hotel-casino customers were served under the Hotel Casino Service rate schedule, the highest rate for service of all the Company's service classes. Effective July 1, 1994, all hotel-casino customers began taking service under a general service rate schedule which could reduce annual base rate revenues by approximately $7 million. Effective July 25, 1994, the Hotel Casino Service rate schedules were no longer offered for electric service.

In July 1993, the BPU initiated a generic proceeding to address the recovery of the capacity costs associated with purchases of power from nonutility generation projects. This issue relates to the Ratepayer Advocate's contention that present BPU policy which permits full recovery of these costs through the LEC provides for a "double recovery" of cogeneration capacity costs. In August 1993, the Ratepayer Advocate identified the Company as one of the electric utilities for which they considered the double recovery of capacity costs to be at issue. Pursuant to its February 18, 1994 decision supporting the investigation of the double recovery of capacity costs from nonutility generation projects, the BPU issued its written order on September 16, 1994. The order confirmed the establishment of a generic proceeding to review the nonutility purchase power capacity cost recovery methodology and ordered that the matter be reviewed in a two phase proceeding. The scope of the issues to be resolved during the first phase of the proceeding will include: 1) the determination of the existence, or lack of existence, of the double recovery as a result of the traditional LEC pass-through of nonutility generation capacity costs; 2) the quantification of any such double recovery found to exist for each utility for the relevant periods; and 3) a determination of an appropriate remedy or adjustment if such double recovery is found to occur and the periods of time over which such an adjustment would be applicable. Following the conclusion of the first phase of the proceeding, the BPU, in the second phase, will render a final decision regarding the specific findings of the Office of Administrative Law and address the broader issues relating to the appropriate prospective purchase power capacity cost recovery methods. Evidentiary hearings have been scheduled through December 1995. The BPU's final decision is not anticipated until 1996. At this time, the Company cannot predict the outcome of this proceeding and cannot estimate the impact that the double recovery issue may have on future rates.

NOTE 4.  RETIREMENT BENEFITS
Pension

The Company has a noncontributory defined benefit pension plan covering substantially all of its employees and those of its wholly-owned subsidiary. Benefits are based on an employee's years of service and average final pay. The Company's policy is to fund pension costs within the guidelines of the minimum required by the Employee Retirement Income Security Act and the maximum allowable as a tax deduction. Each company is allocated its participative share of plan costs and contributions.

Net periodic pension costs for 1994, 1993 and 1992 included the following components:
(000)                                                1994      1993     1992
Service cost - benefits earned during the period  $  6,871  $  7,196 $  7,310
Interest cost on projected benefit obligation       15,390    16,016   17,301
Actual return on plan assets                          (860)  (23,200) (13,283)
Other-net                                          (16,885)    5,496   (3,795)
Net periodic pension costs                        $  4,516  $  5,508 $  7,533


Approximately $3 million, $5.2 million and $4.8 million of these costs were charged to operating expense in 1994, 1993 and 1992, respectively, and the remaining costs, which are associated with construction labor, were charged to the cost of new utility plant.

A reconciliation of the funded status of the plan as of December 31, 1994 and 1993 is as follows:
(000)
                                             1994       1993
Fair value of plan assets                  $190,200   $213,600
Projected benefit obligation                206,742    207,246
Plan assets (less than)in excess of
 projected benefit obligation               (16,542)     6,354
Unrecognized net transition asset            (1,722)    (1,894)
Unrecognized prior service cost                 306        329
Unrecognized net loss (gain)                 24,106       (638)
Prepaid pension cost                       $  6,148   $  4,151
Accumulated benefit obligation:
Vested benefits                            $166,602   $165,872
Nonvested benefits                              485      1,216
    Total                                  $167,087   $167,088

At December 31, 1994, approximately 60% of plan assets were invested in equity securities, 18% in fixed income securities and 22% in other investments. The assumed rates used in determining the actuarial present value of the projected benefit obligation at year-end were as follows:

                                        1994       1993
Weighted average discount                7.5%       7.5%
Anticipated increase in compensation     3.5%       3.5%

The assumed long term rate of return on plan assets was 8.5% for both 1994 and 1993 and 8% for 1992.

Other Postretirement Benefits

The Company and its subsidiary provide certain health care and life insurance benefits for retired employees and their eligible dependents. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the companies. Benefits are provided through insurance companies and other plan providers whose premiums and related plan costs are based on the benefits paid during the year. The Company has a tax qualified trust to fund these benefits. Each company is allocated its participative share of plan costs and contributions.

The cost of other postretirement benefits was $15.6 million, $13.1 million and $6 million in 1994, 1993 and 1992, respectively. These costs were allocated as follows:

(millions)                            1994     1993     1992
Operating expense                     $5.6     $3.3     $3.8
New utility plant-associated with
 construction labor                     .2      1.7      2.2
Regulatory asset                       9.8      8.1       -

The regulatory assets represent the amount of cost recognized under accounting standards effective January 1, 1993 in excess of the amount of cost currently recovered in rates. These excess costs are deferred as authorized by an accounting order of the BPU pending future recovery through rates.

Net periodic other postretirement benefits cost as calculated in accordance with accounting standards in effect since January 1,
1993 include:
                                                   1994          1993
(000)
Service cost-benefits attributed to service during
 the period                                      $ 3,817       $ 3,045
Interest cost on accumulated postretirement
 benefits obligation                               8,450         7,133
Actual return on plan assets                         100          (255)
Amortization of unrecognized transition
 obligation                                        3,893         3,893
Other-net                                           (700)         (711)
Net periodic other postretirement cost           $15,560       $13,105

A reconciliation of the funded status of the plan and the obligation for other postretirement benefits recognized in the Consolidated Balance Sheet as of December 31, 1994 and 1993 is as follows:

(000)                                               1994         1993
Accumulated benefits obligation:
Retirees                                         $ 43,265     $ 32,720
Fully eligible active plan participants            18,010       21,267
Other active plan participants                     60,588       49,125
Total accumulated benefits obligation             121,863      103,112
Less fair value of plan assets                     14,700       14,400
Accumulated benefits obligation in excess
 of plan assets                                   107,163       88,712
Unrecognized net loss                             (19,223)      (6,639)
Unamortized unrecognized transition obligation    (70,075)     (73,968)
Accrued other postretirement
 benefits cost obligation                        $ 17,865      $ 8,105

At December 31, 1994, approximately 81% of plan assets were invested in fixed income securities and 19% in other investments.

The assumed health care costs trend rate for 1994 is 10% and is assumed to evenly decline to an ultimate constant rate of 5% in the year 2000 and thereafter. If the assumed health care costs trend rate was increased by 1% in each future year, the aggregate service and interest costs of the 1994 net periodic benefits cost would increase by $1.9 million, and the accumulated postretirement benefits obligation at December 31, 1994 would increase by $16.7 million. The weighted average discount rate assumed in determining the accumulated benefits obligation was 7.5% for 1994 and 1993. The assumed long term return rate on plan assets was 7% for 1994 and 1993.

NOTE 5.  JOINTLY-OWNED GENERATING STATIONS

The Company owns jointly with other utilities several electric production facilities. The Company is responsible for its pro-rata share of the costs of construction, operation and maintenance of each facility.

The amounts shown represent the Company's share of each facility at, or for the year ending, December 31, including AFDC as
appropriate.
                                               Peach                   Hope
                       Keystone   Conemaugh    Bottom       Salem      Creek
Energy Source            Coal        Coal      Nuclear     Nuclear    Nuclear
Company's Share
(%/MWs)                2.47/42.3  3.83/65.4  7.51/157.0  7.41/164.0  5.00/52.0
Electric Plant in Service (000):
1994                   $11,293     $26,607    $125,003    $206,804   $238,980
1993                    10,746      18,055     123,428     203,858    237,496

Accumulated Depreciation (000):
1994                    $3,180      $6,237     $55,190     $79,898    $53,746
1993                     3,231       5,971      51,871      78,383     46,933

Construction Work in Progress (000):
1994                    $1,216      $2,649     $11,002     $ 8,727     $  387
1993                       758       9,956       7,983      10,799      1,022

Working Funds (000):
1994                       $44         $69      $5,051      $5,199     $2,013
1993                        44          69       4,772       5,249      2,061

Operation and Maintenance Expenses
 (including fuel)(000):
1994                     $5,085      $7,211     $29,530     $27,731    $10,471
1993                      5,323       6,855      31,479      27,021      9,764
1992                      4,976       7,194      29,618      25,461      9,541

Generation (MWH):
1994                     257,561    419,313   1,214,776     836,725    355,390
1993                     293,876    416,263   1,043,485     840,043    440,118
1992                     294,222    457,771     958,740     737,356    351,672

The Company provides financing during the construction period for its share of the jointly-owned facilities and includes its share of direct operations and maintenance expenses in the Consolidated Statement of Income. Additionally, the Company provides an amount of working funds to the operators of the facilities to fund operational needs. The increase in Electric Plant in Service and decrease in Construction Work in Progress for Conemaugh is primarily due to the placement in service of flue gas disulfurization equipment (scrubber).

NOTE 6.  CUMULATIVE PREFERRED STOCK

The Company has authorized 799,979 shares of Cumulative Preferred Stock, $100 Par Value, two million shares of No Par Preferred Stock and three million shares of Preference Stock, No Par Value. Information relating to outstanding shares at December 31 is shown in the table below.

                                                                     Current
                                                                    Optional
                                1994                  1993         Redemption
   Series     Par Value    Shares      (000)    Shares     (000)     Price

Not Subject to Mandatory Redemption:
4%               $100      77,000   $  7,700    77,000  $  7,700    $105.50
4.10%             100      72,000      7,200    72,000     7,200     101.00
4.35%             100      15,000      1,500    15,000     1,500     101.00
4.35%             100      36,000      3,600    36,000     3,600     101.00
4.75%             100      50,000      5,000    50,000     5,000     101.00
5%                100      50,000      5,000    50,000     5,000     100.00
7.52%             100     100,000     10,000   100,000    10,000     101.88
Total                               $ 40,000            $ 40,000

Subject to Mandatory Redemption:
$8.25             None     55,000   $  5,500    60,000  $  6,000     104.66
$8.53             None    360,000     36,000   600,000    60,000     102.00
$8.20             None    500,000     50,000   500,000    50,000        -
$7.80             None    700,000     70,000   700,000    70,000        -
Total                                161,500             186,000
Less portion due within one year      12,250              12,250
Total                               $149,250            $173,750

Cumulative Preferred Stock Not Subject to Mandatory Redemption is redeemable solely at the option of the Company.

On November 1 of each year, 2,500 shares of the $8.25 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. The Company may redeem not more than an additional 2,500 shares on any sinking fund date without premium. The Company redeemed 5,000 shares in both 1994 and 1993.

Commencing in 1994, on November 1 of each year, 120,000 shares of the $8.53 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. At the option of the Company, not more than an additional 120,000 shares may be redeemed on any sinking fund date without premium. The Company redeemed 240,000 shares in 1994.

Beginning August 1, 1996 and annually thereafter, 100,000 shares of the $8.20 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. At the option of the Company, not more than an additional 100,000 shares may be redeemed on any sinking fund date without premium. This series is not refundable prior to August 1, 2000.

Beginning May 1, 2001 and annually through 2005, 115,000 shares of $7.80 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. On May 1, 2006, the remaining shares outstanding must be redeemed at $100 per share. ACE has the option to redeem up to an additional 115,000 shares without premium on each May 1 through 2005. This series is not refundable prior to May 1, 2006.

For the next five years, the annual minimum sinking fund requirements of the Cumulative Preferred Stock Subject to Mandatory Redemption is $12.25 million for the year 1995, and $22.25 million in each of the years 1996 and 1997 and $10.25 million in each of the years 1998 and 1999.

Cumulative Preferred Stock of the Company is not widely held and trades infrequently. The estimated aggregate fair market value of the Company's outstanding Cumulative Preferred Stock at December 31, 1994 and 1993 was approximately $185 million and $231 million, respectively. The fair market value has been determined using market information available from actual trades of similar instruments of companies with similar credit quality and rate.

NOTE 7.  LONG TERM DEBT
                                       Maturity                  December 31
     Series                              Date                  1994      1993

(Medium Term Notes (MTNs) have varying maturity dates and are shown with the weighted average interest rate of the related issues within the year of maturity.)
(000)
5-1/8%  First Mortgage Bonds            2/1/1996           $  9,980 $   9,980
Medium Term Notes Series B (6.28%)      1998                 56,000    56,000
Medium Term Notes Series A (7.52%)      1999                 30,000    30,000
Medium Term Notes Series B (6.83%)      2000                 46,000    46,000
7-1/2%  First Mortgage Bonds            4/1/2002             20,000    20,000
Medium Term Notes Series B (7.18%)      2003                 20,000    20,000
7-3/4%  First Mortgage Bonds            6/1/2003             29,976    29,976
Medium Term Notes Series A (7.98%)      2004                 30,000    30,000
Medium Term Notes Series B (7.125%)     2004                 28,000    28,000
7-5/8%  Pollution Control               1/1/2005               -        6,500
Medium Term Notes Series B (6.45%)      2005                 40,000    40,000
6-3/8%  Pollution Control               12/1/2006             2,500     2,500
Medium Term Notes Series B (6.76%)      2008                 50,000    50,000
10-1/2% Pollution Control Series B      7/15/2012               850       850
6-5/8%  First Mortgage Bonds            8/1/2013             75,000    75,000
7-3/8%  Pollution Control Series A      4/15/2014            18,200    18,200
10-1/2% Pollution Control Series C      7/15/2014              -       23,150
8-1/4%  Pollution Control Series A      7/15/2017             4,400     4,400
9-1/4%  First Mortgage Bonds            10/1/2019            53,857    65,767
6.80%   Pollution Control Series A      3/1/2021             38,865    38,865
7%      First Mortgage Bonds            9/1/2023             75,000    75,000
5.60%   Pollution Control Series A      11/1/2025             4,000     4,000
7%      First Mortgage Bonds            8/1/2028             75,000    75,000
6.15%   Pollution Control Series A      6/1/2029             23,150      -
7.20%   Pollution Control Series A      11/1/2029            25,000      -
7%      Pollution Control Series B      11/1/2029             6,500      -
 Total                                                      762,278   749,188

Debentures:
5-1/4%                                  2/1/1996              2,267     2,267
7-1/4%                                  5/1/1998              2,619     2,619
Total                                                         4,886     4,886
Unamortized Premium and Discount-Net                         (3,876)   (2,973)
Total Long Term Debt                                       $763,288  $751,101

In 1994, the Company redeemed its 10-1/2% Pollution Control Bonds Series C due 7/15/2014 and its 7-5/8% Pollution Control Bonds due 1/1/2005. The Company acquired and retired $11.9 million principal amount of First Mortgage Bonds, 9-1/4% Series due 10/1/2019. The aggregate cost of these redemptions was $1.2 million, net of related Federal income taxes.

Sinking fund deposits are required for retirement of the 5-1/4% Debentures annually on February 1 through 1995 and for the 7-1/4% Debentures annually on May 1 through 1997 in amounts in each case sufficient to redeem $100,000 principal amount. The Company may, at its option, redeem an additional $100,000 annually in each case. Through December 31, 1994, the Company acquired and cancelled $333 thousand and $181 thousand principal amount of the 5-1/4% and 7-1/4% Debentures, respectively, which will be used to satisfy its requirements for 1995. Certain series of First Mortgage Bonds contain provisions for deposits of cash or certification of bondable property currently amounting to $100 thousand, which the Company may elect to satisfy through property additions. For the next five years, the annual amount of scheduled maturities and sinking fund requirements of the Company's long term debt are $12.266 million in 1996, $175 thousand in 1997, $58.575 million in 1998 and $30.075 million in 1999.

The Company's long term debt securities are not widely held and generally trade infrequently. The estimated aggregate fair market value of the Company's outstanding long term debt at December 31, 1994 and 1993 was $693 million and $768 million, respectively. The fair market value has been determined based on quoted market prices for the same or similar debt issues or on debt instruments of companies with similar credit quality, coupon rates and maturities.

NOTE 8.  COMMITMENTS AND CONTINGENCIES

Construction Program

The Company's cash construction expenditures for 1995, which excludes AFDC and customer contributions, are estimated to be approximately $116 million. Current commitments for the construction of major production and transmission facilities approximate $23 million, of which it is estimated that $19 million will be expended in 1995.

Insurance Programs

The Company is a member of certain insurance programs that provide coverage for decontamination and property damage to members' nuclear generating plants. Facilities at the Peach Bottom, Salem and Hope Creek stations are insured against property damage losses up to $2.75 billion per site under these programs.

In addition, the Company is a member of an insurance program which provides coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specific conditions. The insurer for nuclear extra expense insurance provides stated value coverage for replacement power costs incurred in the event of an outage at a nuclear unit resulting from physical damage to the nuclear unit. The stated value coverage is subject to a deductible period of the first 21 weeks of any outage. Limitations of coverage include, but are not limited to, outages (1) not resulting from physical damage to the unit, (2) resulting from any government mandated shutdown of the unit, (3) resulting from any gradual deterioration, corrosion, wear and tear, etc. of the unit, (4) resulting from any intentional acts committed by an insured and (5) resulting from certain war risk conditions. Under the property and replacement power insurance programs, the Company could be assessed retrospective premiums in the event the insurers' losses exceed their reserves. As of December 31, 1994, the maximum amount of retrospective premiums the Company could be assessed for losses during the current policy year was $6.6 million under these programs.

The Price-Anderson provisions of the Atomic Energy Act of 1954, as amended by the Price-Anderson Amendments Act of 1988, govern liability and indemnification for nuclear incidents. All nuclear facilities could be assessed, after exhaustion of private insurance, up to $79.275 million each, payable at $10 million per year, per reactor and per incident. Based on its ownership share of nuclear facilities, the Company could be assessed up to $27.6 million per incident. This amount would be payable at $3.48 million per year, per incident.

Energy and Capacity Arrangements

UTILITY SOURCES

The Company has an arrangement for the purchase of 125 MWs of capacity and related energy from Pennsylvania Power and Light through September 30, 2000. Capacity costs, including certain deferred charges, totaled $26.6 million, $24.4 million and $25.1 million, and energy costs totaled $10.8 million, $11.2 million and $13.4 million in 1994, 1993 and 1992, respectively. Commitments for capacity costs expected to be incurred are $11.7 million, $12.0 million, $12.3 million, $12.6 million, $14.2 million and $12.3 million in each of the years 1995-2000, respectively.

The Company's arrangement for the purchase of 200 MWs of capacity and related energy from PECO expired May 31, 1994. Capacity costs charged to Purchased Capacity expense totaled $25.6 million through May 1994 and $55.9 million and $52.5 million for 1993 and 1992, respectively. Energy costs for the same periods amounted to $11.4 million, $21.0 million and $19.2 million, respectively. ACE also had another arrangement with PECO for the purchase of energy only which terminated in October 1994. Energy costs under this arrangement amounted to $32.5 million, $19.0 million and $17.5 million in 1994, 1993 and 1992, respectively.

The Company is a member of the Pennsylvania-New Jersey-Maryland Interconnection (PJM), an integrated power pool that is connected with other utilities for the interchange of energy on an as-needed and as-available basis. The Company is required to plan for reserve capacity based on aggregate PJM requirements allocated to member companies. The Company has satisfied its current reserve requirements. The Company also has an interchange agreement with the City of Vineland, New Jersey, which operates a municipal utility located in the Company's service territory. The cost of energy purchased through interchange agreements totaled $10.4 million, $9.9 million and $9.4 million in 1994, 1993 and 1992, respectively.

NONUTILITY SOURCES

The Company has contracted for a total of 569 MWs of capacity and related energy from four non utility sources. The last two projects under contract for 388 MWs became operational in 1994. Nonutility capacity costs totaled $77.0 million, $30.2 million and $24.4 million, and energy costs totaled $62.5 million, $36.0 million and $27.6 million, in 1994, 1993 and 1992, respectively. Capacity and energy costs from nonutility sources are recovered through the LEC.

Environmental Matters

The provisions of Title IV of the Clean Air Act Amendments of 1990 (CAAA) will require, among other things, phased reductions of sulfur dioxide (SO2) emissions by 10 million tons per year, and a limit on S02 emissions nationwide by the year 2000, and reductions in emissions of nitrogen oxides (NOx) by approximately 2 million tons per year. The Company's wholly-owned B.L. England Units 1 and 2 and its jointly-owned Conemaugh Station Units 1 and 2 are affected during Phase I (1995) and all of the Company's other fossil-fuel steam generating units are affected by Phase II
(2000) of the CAAA. The Company has installed a scrubber on B.L. England Unit 2 at a cost of $81 million which went into service in December 1994. By scrubbing B.L. England Unit 2, Phase I S02 emission requirements are met for both B.L. England Units 1 and
2. The Conemaugh owners installed a scrubber on Conemaugh Unit 1 which went into service in December 1994. The Company's 3.83% share of the cost was $11 million. A scrubber on Conemaugh Unit 2 is to be completed in 1995, with the Company's share of the cost estimated to be $4 million. The jointly-owned Keystone Station is impacted by the SO2 and NOx provisions of Title IV of the CAAA during Phase II. Currently, the Keystone owners plan to rely on utilizing emission allowances, and modified fuel content to a lesser extent, to meet compliance with the CAAA through the year 2000. In addition, certain purchase power arrangements will be affected by the CAAA, in amounts that are not presently determinable.

Federal and state legislation authorize various governmental authorities to issue orders compelling responsible parties to take cleanup action at sites determined to present danger from releases of hazardous substances. The various statutes impose joint and several liability without regard to fault for certain investigative and cleanup costs for all potentially responsible parties. The Company has received notification with respect to two sites within New Jersey as one of a number of alleged responsible parties for cleanup and remedial actions. The Company's maximum expense for these claims is not expected to exceed $1 million. The Company believes that insurance coverage is available to satisfy any amounts in excess of the self-insured limits associated with these particular claims should any liability result. The insurer for pollution liability insurance provides comprehensive excess general liability coverage, including pollution liability, for environmental costs incurred in the event of bodily injury or property damage resulting from the discharge or release of pollutants into or upon the land, atmosphere or water. Limitations of coverage include any pollution liability 1) resulting subsequent to the disposal of such pollutants, 2) resulting from the operation of a storage facility of such pollutants, 3) resulting in the formation of acid rain, 4) caused to property owned by an insured and 5) resulting from any intentional acts committed by an insured.

Other

The Company is subject to a performance standard for all of its jointly-owned nuclear units. This standard is used by the BPU in determining recovery of replacement energy costs resulting from poor nuclear performance. The standard establishes a target aggregate capacity factor within a zone of reasonable performance to be achieved by the units. Performance outside of the zone results in penalties or rewards. Any penalties incurred would not be permitted to be recovered from customers and would be charged against income. For 1994, the aggregate capacity factor of the Company's nuclear units is within the reasonable performance zone, which results in no penalty or reward.

A contract with an industrial company whereby the Company delivered process steam, water and by-product electricity was terminated by this company effective June 30, 1994. In 1993, the Company received approximately $12 million from this company for services and energy sales. In accordance with the termination agreement, the Company received $4.2 million in cash proceeds, 45,165 emission allowances valued at $6.5 million and made provisions to retire certain equipment. A net gain of $2.4 million net of tax resulted. The steam and electricity needs of this company are provided by a nonutility cogeneration facility. The Company has a contract for the purchase of 188 MWs of capacity and energy from this facility.

In November 1994, the Company announced a program to reduce its workforce by up to 20% or 350 people. This program was initiated so that the Company can better position itself for the more competitive environment within the electric industry. Under the program, certain employees will separate from the Company and be entitled to a severance package, including salary continuation, lump sum payments, extended medical benefits and outplacement services. In December 1994, the Company accrued the costs of the workforce reduction in the amount of $17.3 million, net of tax of $9.3 million. Included is the Company's share of an early retirement program of a jointly-owned nuclear station. The Company's employee separations are expected to be substantially completed by March 1, 1995.

The Energy Policy Act of 1992 permits the Federal government to assess investor-owned electric utilities that have ownership interests in nuclear generating facilities an amount to fund the decontamination and decommissioning of three Federally operated nuclear enrichment facilities. Based on its ownership in five nuclear generating units, the Company recorded a liability of $6.6 million and $8 million at December 31, 1994 and 1993, respectively, for its obligation to be paid over the next 13 years. The Company has an associated regulatory asset of $7.2 million and $8.4 million at December 31, 1994 and 1993, respectively. Amounts are currently being recovered in rates for this liability and the regulatory asset is concurrently being amortized to expense based on the annual assessment billed by the Federal government.

NOTE 9.  LEASES

The Company leases various types of property and equipment for use in its operations. Certain of these lease agreements are capital leases consisting of the following at December 31:

(000)                                1994       1993
Production plant                   $13,521    $13,521
Less accumulated amortization        9,707      8,846
Net                                  3,814      4,675
Nuclear fuel                        38,216     40,593
Leased property-net                $42,030    $45,268

The Company has a contractual obligation to obtain nuclear fuel for the Salem, Hope Creek and Peach Bottom stations. The asset and related obligation for the leased fuel are reduced as the fuel is burned and are increased as additional fuel purchases are made. No commitments for future payments beyond satisfaction of the outstanding obligation exist. Operating expenses for 1994, 1993 and 1992 include leased nuclear fuel costs of $14.1 million, $13.9 million and $13.5 million, respectively, and rentals and lease payments for all other capital and operating leases of $5.9 million, $5.5 million and $5.5 million, respectively. Future minimum rental payments for all noncancellable lease agreements are not significant to the Company's operations. Rental charges of other subsidiary companies are not significant.

NOTE 10.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Quarterly financial data, reflecting all adjustments necessary in the opinion of the Company for a fair presentation of such amounts, are as follows:

                Operating        Operating            Net         Earnings for
Quarter          Revenues         Income            Income        Common Stock
1994              (000)            (000)             (000)
1st             $232,134        $ 39,580          $27,130          $22,821
2nd              205,861          30,299           20,635           16,326
3rd              272,769          58,321           49,679           45,370
4th              202,461          24,794           (4,272)          (8,059)

Annual          $913,226        $152,995          $93,174          $76,458




1993
1st             $203,672        $ 35,264          $ 23,770         $19,331
2nd              192,561          27,203            14,885          10,548
3rd              268,927          68,421            55,477          51,157
4th              200,637          28,039            14,894          10,585

Annual          $865,799        $158,927          $109,026         $91,621


Individual quarters may not add to the total due to rounding, and the effect on earnings per share of changing average number of common shares outstanding.

The revenues of the Company are subject to seasonal fluctuations due to increased sales and higher residential rates during the summer months.

Net Income reflects special charges aggregating $18.7 million, after tax of $10 million, recorded in Other Income during the fourth quarter of 1994. One of the charges is an accrual of the costs of workforce reductions for severance and benefits packages in the amount of $17.3 million, net of tax of $9.3 million. Another charge is an amount for the Company's share of deferred costs for studies at a nuclear station in the amount of $1.4 million, net of tax of $735 thousand.

            Management's Discussion and Analysis of Financial
                    Condition and Results of Operations

Atlantic City Electric Company (the Company) is a wholly-owned and the principal subsidiary of Atlantic Energy, Inc. (AEI). The
Company is an electric utility regulated by the New Jersey Board of Public Utilities (BPU). The Company has a wholly-owned subsidiary that operates certain generating facilities.

The emergence of competition in the area of electric generation, slower growth in energy sales, Federal deregulation of wholesale energy sales, prospective retail wheeling initiatives coupled with a public utility's obligation to serve and the need to mitigate future rate increases has caused the Company to re-examine its traditional approach to its business.
The Company's current business plan recognizes the increasingly competitive nature of the electric energy business in general and the need to encourage economic growth and stability in the service territory and surrounding region. The Company is re-evaluating its revenue requirements and service pricing, the implementation of additional cost controls and the development of new sources of revenue.

Financial Results

Operating revenues for 1994, 1993 and 1992 were $913.2 million, $865.8 million and $816.9 million, respectively. The increase in 1994 revenue reflects an increase in Levelized Energy Clause
(LEC) revenues as a result of a $55.0 million rate increase effective July 1994 and an increase in sales for resale. The increased revenues for 1993 reflect the effect of a rate increase of $10.9 million effective in that year. The revenue increase in 1993 also reflects the contrast between the 1993 normal and the 1992 below normal summer temperatures. Income available for common stock was $76.5 million, compared with $91.6 million in 1993 and $89.6 million in 1992.

The 1994 earnings include a reduction of $17.3 million, net of tax of $9.3 million for the expected costs of the Company's employee separation programs and $1.4 million, net of tax of $735 thousand for the write-off of deferred nuclear study costs. In 1993, results reflect increased kilowatt-hour sales due to the contrast between 1993 and 1992 summer temperatures. The Company's 1993 earnings were reduced as a result of reorganization activities. The Company's 1992 earnings were increased due to the litigation settlement with PECO Energy.
This increase was offset in part by lower energy sales due to cooler summer temperatures and a decrease in industrial sales.

Liquidity and Capital Resources

Overview

Cash construction expenditures for the 1992-1994 period amounted to $388.8 million and included expenditures for upgrades to existing transmission and distribution facilities and compliance with provisions of the Clean Air Act Amendments (CAAA) of 1990. The Company's current estimate of cash construction expenditures for the 1995-1997 period is $268 million. These estimated expenditures reflect necessary improvements to transmission and distribution facilities and further compliance with provisions of the CAAA.

The Company also utilizes cash for mandatory redemptions of Preferred Stock and maturities and redemption of long term debt. Optional redemptions of securities are reviewed on an ongoing basis with a view toward reducing the overall cost of funds.

Redemptions of Preferred Stock (at par or stated value) and redemptions, reacquisitions and retirements, and maturities of First Mortgage Bonds for the period 1992-1994 are shown as follows:


                                    1994      1993      1992
Preferred Stock
  (Series)
   9.96% (Shares)                     -       48,000     8,000
  $8.53  (Shares)                  240,000      -         -
  $8.25  (Shares)                    5,000     5,000     2,500

  Aggregate Amount (000)           $24,500    $5,300    $1,050

First Mortgage Bonds redeemed or acquired and retired or matured in the period 1992-1994 were as follows:

    Date        Series                Principal Amount   Price(%)
                                            (000)
November 1994        7-5/8% due 2005      $ 6,500        100.00
June 1994           10-1/2% due 2014       23,150        102.00
Various 1994 Dates   9-1/4% due 2019       11,910        105.38*
September 1993       9-1/4% due 2019       69,233        110.95*
September 1993       8-7/8% due 2016      125,000        104.80
March 1993           8-7/8% due 2000       19,000        102.41
March 1993           8%     due 2001       27,000        102.53
March 1993           8%     due 1996       95,000        100.91
March 1993           4-3/8% due 1993        9,540        100.00
July 1992            4-1/2% due 1992       10,350        100.00

* Average price


Scheduled debt maturities and sinking fund requirements aggregate
$69 million for the years 1995-1997.

On or before April 1 of each year, the Company and other New Jersey utilities are required to pay gross receipts and franchise taxes (state excise taxes) to the State of New Jersey. In March 1994, the Company paid $137.5 million. Included in that amount was approximately $50 million representing the second and final installment for the additional one-half year's amount of tax due as required by amended state law. This additional amount of gross receipts and franchise tax payment, plus the additional one-half year's payment in 1993 of $45 million, has been recorded on the Consolidated Balance Sheet as Unrecovered State Excise Taxes and is being recovered through rates by the Company. In December 1993, the Company paid $20 million in connection with renegotiation of a nonutility purchase power contract which the Company is recovering through its LEC. The estimated savings of this renegotiation based on currently forecasted fuel costs, is $15 million to $20 million per year, net of the $20 million payment.

On an interim basis, the Company finances that portion of its construction costs and other capital requirements in excess of internally generated funds through the issuance of unsecured short term debt consisting of commercial paper and borrowings from banks. As of December 31, 1994, the Company has arranged for lines of credit of $150 million of which $141.4 million was available. Permanent financing by the Company is undertaken by the issuance of its long term debt and Preferred Stock and from capital contributions by the parent company. The Company's nuclear fuel requirements associated with its jointly-owned units have been financed through arrangements with a third party.

In 1994, the Company issued and sold $54.65 million of its long term debt consisting of Pollution Control Bonds. The proceeds from the financings were used for refunding higher cost Pollution Control Bonds and for construction purposes. Additionally, $125 million in debt securities were registered and are available for issuance in 1995. In 1993, the Company issued and sold $469 million of long term debt consisting of $240 million of Series B Medium Term Notes, $225 million of First Mortgage Bonds and $4 million of Pollution Control Bonds. The proceeds from the 1993 financings were also used for refunding higher cost debt and construction purposes. In 1992, the Company issued and sold $60 million of Series A Medium Term Notes, the proceeds of which were used for the Company's construction program. During 1995-1997, the Company expects to issue $50 million in new long term debt to be used for funding of construction and repayment of short term debt.

Provisions of the Company's charter, mortgage and debenture agreements can limit, in certain cases, the amount and type of additional financing which may be used. At December 31, 1994, the Company estimates additional funding capacities of $218 million of First Mortgage Bonds, or $530 million of Preferred Stock, or $432 million of unsecured debt. These amounts are not necessarily additive.

RESULTS OF OPERATIONS

Revenues

Operating Revenues - Electric increased 5.5% and 6.0% in 1994 and
1993, respectively. Components of the overall changes are shown as follows:

(millions)
                                       1994            1993
Base Revenues                         $(4.2)          $12.2
Levelized Energy Clauses               30.3            (5.0)
Kilowatt-hour Sales                     9.6            42.6
 Unbilled Revenues                     (7.3)           (1.2)
 Sales for Resale                      17.8             0.7
Other                                   1.2            (0.4)

Total                                 $47.4           $48.9

Levelized Energy Clause (LEC) revenues increased in 1994 due to rate increases of $55 million in July 1994 and $10.9 million in October 1993. The decrease in 1993 LEC revenues was the net result of the increase in October 1993 and an $8.5 million decrease effective October 1992. Changes in kilowatt-hour sales are discussed under "Billed Sales to Ultimate Customers." Overall, the combined effects of changes in rates charged to customers and kilowatt-hour sales resulted in increases of 3.1% and 0.8% in revenues per kilowatt-hour in 1994 and 1993, respectively. The changes in Unbilled Revenues are a result of the amount of kilowatt-hours consumed by ultimate customers at the end of the respective periods, which are affected by weather and economic conditions, and the corresponding price per kilowatt-hour. The changes in Sales for Resale are a function of the Company's energy mix strategy, which in turn is dependent upon the Company's needs for energy, the energy needs of other utilities participating in the regional power pool of which the Company is a member, and the sources and prices of energy available. The increase in Sales for Resale for 1994 was the result of meeting the demands of the regional power pool due to the extreme weather conditions during the first six months of 1994.

Effective July 1, 1994, the BPU permitted hotel-casino customers to take service under existing commercial rate schedules which is expected to reduce annual revenue by approximately $7 million.

Billed Sales to Ultimate Utility Customers

Changes in kilowatt-hour sales are generally due to changes in the average number of customers and average customer use, which is affected by economic and weather conditions. Energy sales statistics, stated as percentage changes from the previous year, are shown as follows:

                          1994                    1993

                          Avg   Avg #             Avg    Avg #
Customer Class     Sales  Use  of Cust     Sales  Use  of Cust

Residential         1.5%   .4%   1.1%       6.7%  5.9%    .8 %
Commercial          2.6    .5    2.1        5.1   3.2    1.9
Industrial         (2.9) (3.8)    .9        2.6   4.6   (1.9)
Other               3.2   4.0    (.8)       1.2   1.6    (.4)
Total               1.3    -     1.2        5.4   4.4     .9

The 1994 increase in total kilowatt-hour sales was due to the extreme weather conditions during the first quarter of 1994 and an increased number of billing days in 1994 compared to 1993. This increase was partially offset by the abnormal weather conditions during the last half of the year when kilowatt-hour usage fell below 1993 levels. In 1993, total kilowatt-hour sales increased primarily due to the colder winter temperatures during the first quarter, and below normal temperatures during the summer of 1992. Improved economic conditions also contributed to the increase in 1993 sales. Commercial sales in both years benefitted from night lighting programs. The decline in 1994 industrial sales is due to the loss of the Company's largest customer to an independent power producer during the year.

KWH sales and electric revenues by customer class were as follows:

                  Residential  Commercial  Industrial  Other
KWH Sales (000)
   1994            3,546,789   3,344,676   1,224,721   51,670
   1993            3,495,722   3,259,541   1,261,069   50,080
   1992            3,276,330   3,100,133   1,229,211   49,464

Revenues (000)
   1994            $ 416,468   $ 336,459   $ 102,687 $ 10,973
   1993              393,866     315,089     100,812   10,575
   1992              364,232     299,866      97,475   10,548


Costs and Expenses

Total Operating Expenses increased 7.5% and 3.9% in 1994 and
1993, respectively. Included in these expenses are the costs of energy, purchased capacity, operations, maintenance, depreciation and taxes.

Energy expense reflects cost incurred for energy needed to meet load requirements, various energy supply sources used and operation of the LECs. Changes in costs reflect the varying availability of low-cost generation from the Company-owned and purchased energy sources, and the corresponding unit prices of the energy sources used, as well as changes in the needs of other utilities participating in the Pennsylvania-New Jersey-Maryland Interconnection. The cost of energy is recovered from customers primarily through the operation of the LEC. Until 1994, earnings were generally not affected by energy costs because these costs are adjusted to match the associated LEC revenues. In any period, the actual amount of LEC revenue recovered from customers may be greater or less than the actual amount of energy cost incurred in that period. Such respective overrecovery or underrecovery of energy costs is recorded on the Consolidated Balance Sheet as a liability or an asset as appropriate. Amounts in the balance sheet are recognized in the Consolidated Statement of Income within Energy expense during the period in which they are subsequently recovered through the LEC. The Company was underrecovered by $11 million and by $7.2 million at December 31, 1994 and 1993, respectively.

As a result of implementing the Southern New Jersey Economic Initiative in rates, effective July 19, 1994, the Company is forgoing recovery of future energy costs in LEC rates of $28 million through May 31, 1995. After tax income has been reduced by $10.1 million due to the effects of this initiative in 1994.

In 1994, Energy expense increased 32.7% due to the adoption of the Southern New Jersey Economic Initiative and the increase in the levelized energy clause that reduced underrecovered fuel costs. Production-related energy costs for 1994 increased by 19.9% due to increased overall generation and the high cost of energy from additional nonutility sources. The average unit cost for energy in 1994 increased to 2.04 cents per kilowatt-hour compared to 1.82 cents per kilowatt-hour in 1993. Energy expense for 1993 decreased 1.1% primarily due to an increase in underrecovered fuel costs in 1993 compared to 1992. Production-related energy cost for 1993 increased by 6.7% largely due to increased generation. The average unit cost for energy in 1993 increased to 1.82 cents per kilowatt-hour compared to 1.80 cents per kilowatt-hour in 1992. The 1993 increase in the per unit cost is a result of increased amounts of higher cost energy from nonutility sources and a decreased supply of lower cost energy from coal sources.

Purchased Capacity expense reflects entitlements to generating capacity owned by others. Purchased Capacity expense increased 18.2% and 7.4% in 1994 and 1993, respectively. The increases in Purchased Capacity reflect additional capacity supplied by nonutility power producers that became operational in each year.

Operations expense decreased 3.5% in 1994 and increased 8.9% in 1993. The increase in 1993 was due primarily to corporate reorganization activities by the Company. Maintenance expense decreased 17.1% in 1994 due to cost saving measures in maintenance activities. The 9% decrease in 1993 maintenance expense was due to the scheduling of maintenance projects.

Depreciation and Amortization expense increased 7.9% in 1994 as a result of an increase in the depreciable base of the Company's electric plant in service. State Excise Taxes expense decreased 6.9% in 1994 and increased by 6.4% in 1993. The increase in 1993 is due to a higher tax assessment.

Federal Income Taxes decreased 6.1% in 1994 and increased 21.9% in 1993 as a result of the level of taxable income during those periods. The change in the 1993 amount reflects the increase in the Federal income tax rate to 35% from 34%, effective in that year.

Employee Separation Costs represents programs by the Company to reduce its workforce by about 20%, or 350 people. Other-Net within Other Income (Expense) decreased in 1994 due to the net after tax impacts of the write-off of deferred nuclear study costs of $1.4 million. Litigation Settlement in 1992 represents the Company's share of the settlement of litigation concerning the Nuclear Regulatory Commission imposed shutdown in earlier years of the Peach Bottom Atomic Power Station. The Litigation Settlement for 1993 represents an additional allocation to customers of the proceeds from the 1992 settlement as ordered by the BPU.

Interest on Long Term Debt decreased in 1994 due to refunding of higher cost debt. Interest on Long Term Debt increased 11.4% in 1993 reflecting the net effects of issuance of $469 million of First Mortgage Bonds during the year, and the maturity, redemption and reacquisition of various series of First Mortgage Bonds totaling $344.8 million principal amount. At December 31, 1994, 1993 and 1992, the Company's embedded cost of long term debt was 7.6%, 7.8% and 8.8%, respectively.

Preferred Stock Dividend Requirements decreased as a result of continuing mandatory and optional redemptions in each year.
Embedded cost of Preferred Stock as of December 31, 1994, 1993 and 1992 was 7.6%, 7.7% and 7.7%, respectively.

Outlook

The nature of the electric utility business is capital intensive. The Company's ability to generate cash flows from operating activities and its continued access to the capital markets is affected by the timing and adequacy of rate relief, competition and the economic vitality of its service territory. The Company has lowered its planned capital expenditures for the period 1995-1999 which will reduce its external cash requirements. Additionally, the Company expects to review its revenue requirements with a view toward overall rate stability in light of expected price competition. The Company believes one of its greatest assets is its high level of customer service and reliability.

The financial performance of the Company will be affected in the future by the level of sales of energy and the impacts of regulation and competition. To better position itself for a more competitive environment, the Company initiated cost reduction programs in 1994. One such program was a workforce reduction program which the Company expects will result in annual after tax cost savings in excess of $10 million. Other issues which may impact the electric utility business include public health, safety and environmental legislation.

Changes in operating revenues in the future will result from changes in customer rates, energy consumption and general economic conditions in the service area, as well as the impacts of load management and conservation programs instituted by the Company. The Company's revenues could also be affected by the increasing competition in the retail and wholesale energy market. The emergence of competition among suppliers of electricity may require the Company to create new rate structures and to offer incentives to its Commercial and Industrial customers.

Net income of the Company may be affected by the operational performance of nuclear generating facilities. The Company is subject to a BPU-mandated nuclear unit performance standard. Under the standard, penalties or rewards are based on the aggre-gate capacity factor of the Company's five jointly-owned nuclear units. Any penalties incurred would not be permitted to be recovered from customers and would be charged against income.

The Energy Policy Act, enacted in October 1992, provides, among other things, for increased competition between utility and nonutility electric generators and permits wholesale transmission access, or wheeling, with certain requirements. Other pressures such as increased customer demands for competitive rates, potential loss of municipal power sales, excess generating capacity, together with the emergence of nonutility energy sources, are expected to increase the amount of business risk for electric utilities in the future. In addition, the extent to which New Jersey public utility regulation is modified to be reflective of these new competitive realities will be a key factor affecting the Company.

Development of electric generating facilities by nonutilities has occurred in the Company's service territory. Effects of nonutility generation could be offset to some extent by natural growth in the service territory and additional efforts by the Company to reduce the impact of the potential loss of kilowatt-hour sales and revenues.

The CAAA will require modifications at certain of the Company's facilities. Compliance with the CAAA will cause ACE to incur additional operating and/or capital costs. Presently, the Company's construction budget for 1995 through 1997 includes approximately $16 million related to the cost of compliance. In addition, certain power purchase arrangements will be affected by the CAAA, the effects of which are not presently determinable.

Federal and state legislation authorize various governmental authorities to issue orders compelling responsible parties to take cleanup action at sites determined to present danger from releases of hazardous substances. The various statutes impose joint and several liability without regard to fault for certain investigative and cleanup costs for all potentially responsible parties. The Company has received notification with respect to two sites within New Jersey as one of a number of alleged responsible parties for cleanup and remedial actions. The Company's responsibility is not expected to exceed $1 million in the aggregate.

Inflation

Inflation affects the level of operating expenses and also the cost of new plant placed in service. Traditionally, the rate making practices that have applied to the Company have involved the use of historical test years and the actual cost of plant. However, the ability to recover increased costs through rates, whether resulting from inflation or otherwise, depends upon the frequency, timing and results of rate case decisions.